UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.3)

Under the Securities Exchange Act of 1934

eDiets.com, Inc.

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(Name of Issuer)

COMMON STOCK, $.001 par value per share

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(Title of Class of Securities)

280597105

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,857,727**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
9,857,727**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,857,727**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%**

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14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,857,727**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER

9,857,727**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,857,727**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,857,727**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
9,857,727**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,857,727**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Murray A. Indick

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,857,727**

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9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
9,857,727**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,857,727**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.6%**

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Charles E. McCarthy

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,857,727**

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9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

9,857,727**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,857,727**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Christian Puscasiu

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,857,727**

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9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

9,857,727**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,857,727**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

Item 1. Security and Issuer

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This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 7, 2006 by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu. This amendment to the Schedule 13D relates to the shares of Common Stock, $.001 par value (the "Common Stock") of eDiets.com, Inc. a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 3801 W. Hillsboro Boulevard, Deerfield Beach, Florida 33442. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Scheduled 13D.

Item 2. Identity and Background

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As a result of the purchase by the Reporting Persons of the Subsequent Shares (as defined in Item 4 below) from Mr. David R. Humble (“Humble”) and completion of the transactions contemplated by the Purchase Agreement (as defined in Item 4 below), including a Voting Agreement entered into in connection therewith, the “group” within the meaning of Section 13D of the Act and the rules promulgated thereunder which the Reporting Persons and Humble may be deemed to have formed on May 15, 2006 is dissolved.

Item 4. Purpose of Transaction

--------------------------------

Pursuant to the Securities Purchase Agreement, dated as of May 15, 2006 (the “Purchase Agreement”), by and between the Reporting Persons and Humble, on August 1, 2006 the Reporting Persons purchased an additional 4,287,136 Shares (the “Subsequent Shares”) from Humble following stockholder approval of such sale at the special meeting of the Issuer’s stockholders held on July 27, 2006. The purchase price for the Subsequent Shares is $5.05 per Share plus an additional amount per Share depending on certain terms and conditions, all as previously disclosed by the Reporting Persons and the Issuer. Kevin A. Richardson II has also been elected to the board of directors of the Issuer and is serving as Chairman.

In addition, following the shareholder approval described above, the Reporting Persons acquired shares from the Issuer on August 1, 2006 in a private transaction as previously disclosed on Schedule 13D pursuant to a Securities Purchase Agreement entered into on May 15, 2006. The Reporting Persons purchased 297,030 shares of common stock at a purchase price of $5.05 per share, and received a warrant for 178,218 shares at an exercise price of $6.00 per share. The Warrant is Exhibit B.

In addition, the Reporting Persons have acquired shares of Common Stock in the open market since the Schedule 13D was most recently filed, as disclosed below in Item 5.

CUSIP NO. 280597105	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

--------------------------------

(a),(b) Based on communications with the Issuer on August 7, 2006, there were 24,300,167 shares of Common Stock issued and outstanding as of August 3, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 9,857,727 shares of Common Stock, representing 40.6% of common stock outstanding, held by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) Since the date of the last purchases reported on Schedule 13D, the Reporting Persons have made the following purchases:

Trade Date	Shares	Price/Share
7-19-06	500 (Open Market)	5.02
8-01-06	4,287,136 (See Item 4 above)	5.05
8-01-06	297,030 (See Item 4 above)	5.05

CUSIP NO. 280597105	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

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None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as previously disclosed on Scheduled 13D and as disclosed herein.

Item 7. Material to be Filed as Exhibits

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Exhibit A	Joint Filing Undertaking
Exhibit B	Warrant for the Purchase of Shares of Common Stock

CUSIP NO. 280597105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2006

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	------------------------		------------------------
	Murray A. Indick		By: Murray A. Indick
	Attorney-in-Fact		Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact

CUSIP NO. 280597105	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: August 8, 2006

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	------------------------		------------------------
	Murray A. Indick		By: Murray A. Indick
	Attorney-in-Fact		Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact